Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 10 - 2007

APRIL 11, 2007
FOR IMMEDIATE RELEASE

FIRST QUARTER GOLD PRODUCTION AT CASA BERARDI TOTALS 32,000 OUNCES – COMMERCIAL PRODUCTION ACHIEVED

Aurizon Mines Ltd.(TSX:ARZ; AMEX:AZK) is pleased to announce that 32,013 ounces of gold were produced in the first quarter of 2007 at its 100% owned Casa Berardi Mine, in north-western Quebec.  Since commissioning the mill in November 2006, the Mine has produced 49,744 ounces of gold.  First quarter production results were as follows:

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A total of 104,663 tonnes of ore were milled at an average grade of 10.1 grams per tonne, which compares favourably with the planned grades of 9.2 grams per tonne.

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Mill recoveries of 93.8% were achieved, which compares favourably with the 90% planned recoveries.

•

Gold production totalled 32,013 ounces, which was 20% less than planned production due to the temporary suspension of operations during the commissioning and ramp-up phase of the mine operations in late January, 2007.

Production is expected to gradually increase from the current 1,600 tonnes per day to 2,200 tonnes per day over the next twelve months.  Based upon first quarter actual results, Casa Berardi remains on target to produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

Aurizon is also pleased to announce that Casa Berardi has now achieved the operating parameters established to determine commercial production.  As a result, May 1, 2007, will be the effective date of commercial production for accounting purposes, at which time gold sales and operating costs will be reported in the statement of operations.  Prior to May 1, 2007, gold sales and operating costs will be deferred for financial reporting purposes.

“Achieving commercial production is a significant milestone for Aurizon.” said David P. Hall, President and Chief Executive Officer.  “We are now poised to deliver significant cash flow and earnings in the years ahead.”

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Vice-President of Aurizon and a qualified person under National Instrument 43-101.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that Casa Berardi will produce in excess of 1,000,000 ounces of gold over the initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President and Chief Executive Officer Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian S. Walton, Executive Vice-President and Chief Financial Officer Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd. – April 11, 2007
First Quarter Gold Production At Casa Berardi Totals 32,000 Ounces – Commercial Production Achieved

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, , future commercial production, estimated cash cost per ounce, cash flow and earnings.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to changes to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, delays in work programs resulting from shortage of labour, equipment or financial resources, environmental risks and hazards, and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.